SECURITIES AND EXCHANGE COMMISSION

                     Washington, D.C.  20549

                           FORM 11-K

ANNUAL REPORT PURSUANT TO SECTION 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934

[  X  ]  ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE
         ACT OF 1934. FOR THE FISCAL YEAR ENDED DECEMBER 31, 1995

                              OR

[    ]  TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
        EXCHANGE ACT OF 1934.


                 FOR THE TRANSITION PERIOD FROM _______ TO _______.

                           COMMISSION FILE NUMBER 0-7201


        A. FULL TITLE OF THE PLAN AND THE ADDRESS OF THE PLAN,IF DIFFERENT FROM THAT OF THE ISSUER NAMED BELOW:

                           POE & BROWN, INC.

                 EMPLOYEES' SAVINGS PLAN AND TRUST AGREEMENT

     B. NAME OF ISSUER OF THE SECURITIES HELD PURSUANT TO THE PLAN AND THE ADDRESS OF ITS PRINCIPAL EXECUTIVE OFFICE:


                          POE & BROWN, INC.
                    220 SOUTH RIDGEWOOD AVENUE
                   DAYTONA BEACH, FLORIDA  32115

<PAGE 1>

      POE & BROWN, INC. EMPLOYEES' SAVINGS PLAN AND TRUST AGREEMENT

                               FORM 11-K

                         REQUIRED INFORMATION

Pursuant to Item 4 of the required information, in lieu of the requirements of Items 1, 2 and 3, the financial statements and schedules prepared in accordance with the financial reporting requirements of ERISA are submitted as follows:

                                                                    Page

REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS                     3

STATEMENTS OF NET ASSETS AVAILABLE FOR PLAN BENEFITS AS OF
  DECEMBER 31, 1995 AND 1994                                           4

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR
  PLAN BENEFITS, WITH FUND INFORMATION, FOR THE
  YEAR ENDED DECEMBER 31, 1995                                         5

NOTES TO FINANCIAL STATEMENTS                                          6

SCHEDULE I:  SCHEDULE OF ASSETS HELD FOR INVESTMENT AS OF
  DECEMBER 31, 1995                                                   10

SCHEDULE II:  SCHEDULE OF REPORTABLE TRANSACTIONS FOR THE
  YEAR ENDED DECEMBER 31, 1995                                        11

SIGNATURE                                                             12

CONSENT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS                   13


 <PAGE 2>

 POE & BROWN, INC. EMPLOYEEES' SAVINGS PLAN AND TRUST AGREEMENT

 FINANCIAL STATEMENTS
 AS OF DECEMBER 31, 1995 AND 1994
 TOGETHER WITH REPORT OF INDEPENDENT
 CERTIFIED PUBLIC ACCOUNTANTS

 <PAGE 3>

         REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

To the 401(k) Plan Trustees of the Poe & Brown, Inc.
Employees' Savings Plan and Trust Agreement:

We have audited the accompanying statements of net assets available for plan benefits of the Poe & Brown, Inc. Employees' Savings Plan and Trust Agreement as of December 31, 1995 and 1994, and the related statement of changes in net assets available for plan benefits for the year ended December 31, 1995. These financial statements and the supplemental schedules referred to below are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements and schedules based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of the Plan as of December 31, 1995 and 1994, and the changes in net assets available for plan benefits for the year ended December 31, 1995, in conformity with generally accepted accounting principles.

Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of assets held for investment and reportable transactions are presented for the purpose of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The Fund Information in the statement of changes in net assets available for plan benefits is presented for purposes of additional analysis rather than to present the changes in net assets available for plan benefits of each fund. The supplemental schedules and Fund Information have been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, are fairly stated, in all material respects, in relation to the basic financial statements taken as a whole.


Arthur Andersen LLP

Orlando, Florida,
     June 19, 1996

<PAGE 4>

     POE & BROWN, INC. EMPLOYEES' SAVINGS PLAN AND TRUST AGREEMENT

            STATEMENTS OF NET ASSETS AVAILABLE FOR PLAN BENEFITS

                   AS OF DECEMBER 31, 1995 AND 1994
                                                 1995              1994
                                                ______            _______
INVESTMENTS (Notes 2 and 3):
   At fair value-
     SEI Balanced Fund                        $ 5,250,137      $ 4,129,624
     SEI Bond Index Fund                            2,142             -
     SEI Capital Appreciation Fund              6,955,384        4,896,572
     SEI Core International Equity Fund           421,485          339,928
     SEI S&P 500 Index Fund                       145,697             -
     SEI Small Cap Growth Fund                  2,123,099          874,835
     Employer Common Stock Fund                 3,856,819        3,108,607
     Participant loans                          1,432,315        1,164,690
     SEI Prime Obligation Fund                     54,146          211,491
                                              ___________       __________
                                               20,241,224       14,725,747
  At contract value-
    SEI Stable Asset Fund (Note 4)              5,084,286        5,727,969
                                              ___________       __________
               Total investments               25,325,510       20,453,716

CASH                                              246,090          201,252

EMPLOYER CONTRIBUTIONS RECEIVABLE                 501,530          515,386

PARTICIPANT CONTRIBUTIONS RECEIVABLE               61,614           58,112
                                              ___________       __________
              Total assets                     26,134,744       21,228,466

ACCOUNTS PAYABLE                                  246,090          201,252
                                              ___________       __________

NET ASSETS AVAILABLE FOR PLAN BENEFITS       $25,888,654       $21,027,214
                                            =============      ===========

The accompanying notes are an integral part of these statements.

<PAGE 5>

   POE & BROWN, INC. EMPLOYEES' SAVINGS PLAN AND TRUST AGREEMENT
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS,WITH FUND
    INFORMATION,FOR THE YEAR ENDED DECEMBER 31, 1995

                                                Participant Directed
_______________________________________________________________________________________________

                              SEI       SEI       SEI       SEI    SEI           SEI     Employer
                     SEI     Bond   Apprecia-  tional      500    Cap          Asset    Common    Partici-
                   Balanced  Index   tion      Equity     Index  Growth         Asset   Stock       pant
                    Fund     Fund    Fund       Fund      Fund    Fund          Fund     Fund      Loans    Other      Total

ADDITIONS:
 Interest and
  dividends       $271,891  $ 2  $ 785,716  $ 15,180  $    41   $ 357,495   $371,198   $    -      $87,174     $5,036  $1,893,733
Dividends on
 employer
common stock          -      -        -         -            -         -            -        69,424       -        -         69,424
Net realized
 and unrealized
appreciation       597,456 (120)    666,820    (4,499)   (8,606)    12,929         -       301,366       -         -     1,565,346
 (depreciation)
 in fair value of
 investments
Participant
contributions      496,667  88     665,816   100,859    18,977    391,006    388,763      305,418       -      3,502    2,371,096
Employer
contributions      256,938  52     318,846    38,903       522    190,423    231,274      160,505       -    (13,856)   1,183,607
                  _________ ___  _________   _______  ________    _______    _______      _______     ______  ______    _________
Total addition   1,622,952  22   2,437,198   150,443    10,934    951,853    991,235      836,713     87,174  (5,318)   7,083,206
                 _________ ___  _________   _______  ________   ________    _______       _______     ______   ______  __________

DEDUCTIONS:
 Benefits
 paid to
participants      349,015   -       341,410     2,363     -         53,237  1,100,683      273,581       -         -     2,120,289
Admini-
 strative
 expenses          16,704   -        16,340       113     -          2,548    52,679        13,093       -         -       101,477
                  _______ ______   ________    ______  ________    _______   ________     ________     ______  _______  __________
Total deductions  365,719   -       357,750     2,476     -         55,785  1,153,362      286,674       -         -     2,221,766
                  _______ ______   ________    ______  ________   ________ ________       _______      ______  _______  __________

NET ASSETS
TRANSFERRED
BETWEEN
INVESTMENT
FUNDS           (136,720) 2,120    (20,636)  (66,410)  134,753    352,196   (481,556)     198,173    180,451  (162,381)    -
                 _______  ______   ________    ______  ________   ________  ________      _______    ______   _______  __________
NET INCREASE
(DECREASE)     1,120,513  2,142  2,058,812    81,557   145,697  1,248,264   (643,683)     748,212     267,625 (167,699) 4,861,440

NET ASSETS
AVAILABLE FOR
PLAN BENEFITS,
12/31/94      4,129,624    -     4,896,572   339,928      -       874,835  5,727,969    3,108,607   1,164,690  784,989 21,027,214
              _________  ______  _________   _______   ________   _______  _________    _________   _________  _______  __________


NET ASSETS
AVAILABLE
FOR PLAN
BENEFITS,
12/31/95  $5,250,137    $2,142 $6,955,384  $421,485  $145,697  $2,123,099 $5,084,286   $3,856,819  $1,432,315 $617,290 $25,888,654
          ===========   ====== ==========  ========  ======== ==========   ==========  ========== ========== ======== ===========

  The accompanying notes are an integral part of this statement.


<PAGE 6>
         POE & BROWN, INC. EMPLOYEES' SAVINGS PLAN AND TRUST AGREEMENT

                  NOTES TO FINANCIAL STATEMENTS

                  DECEMBER 31, 1995 AND 1994

1. PLAN DESCRIPTION:


GENERAL

The Poe & Brown, Inc. Employees' Savings Plan and
Trust Agreement (the Plan), established effective
January 1, 1985, is a defined contribution plan under which substantially all employees who are at least age
21 and who have completed one year of service are eligible to participate. The Plan is intended to assist Poe & Brown, Inc. and its subsidiaries (the
Employer) in its efforts to attract and retain competent employees by enabling eligible employees to share in the profits of the Employer and to supplement retirement income. The Plan is subject to the provisions of the Employee Retirement Income Security
Act of 1974.

DISTRIBUTIONS

Benefits under the Plan are payable upon normal (after age 65) or early (after age 59-1/2) retirement, death, disability, severe financial hardship or termination of service and are based on the balance in the participant's account. Distributions of vested account balances will be made in the form of a single lump-sum payment or in some other optional form of payment elected by the participant and the participant's spouse, if any. The forms of payment are (1) joint and survivor annuities, (2) a life annuity with 120 guaranteed monthly payments, (3) a life annuity, (4) a single lumpsum payment for the entire balance of the participant's account, and (5) a direct transfer to either an individual retirement account or another qualified employer retirement plan.

ADMINISTRATION

The Plan is administered by the 401(k) Plan Employee
Benefits Administrative Committee (the Committee) which has been appointed by the Board of Directors
(the Board) of the Employer. Information about the plan agreement, such as provisions for allocations to participants' accounts, vesting, benefits and withdrawals, is contained in the Summary Plan
Description. Copies of this document are available from the Committee.

ADMINISTRATIVE EXPENSES

Substantially all administrative expenses are paid by the Plan. These expenses include recordkeeping, audit and trustee fees.

<PAGE 7>

PLAN TERMINATION

The Plan will terminate if the Employer is dissolved or declared bankrupt or insolvent. Although it has not expressed any intent to do so, the Employer may terminate the Plan at any time, either wholly or partially, by notice in writing to the participants and the trustees. Upon termination, the rights of participants in their accounts will become 100 percent vested. The Employer may temporarily discontinue contributions to the Plan, either wholly or partially, without terminating the Plan.

2. USE OF ESTIMATES AND SIGNIFICANT ACCOUNTING POLICIES:

USE OF ESTIMATES


The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of additions to and deductions from the net assets available for plan benefits during the reporting period. Actual results could differ from those estimates.

BASIS OF ACCOUNTING

The accompanying financial statements of the Plan are presented on the accrual basis of accounting in accordance with generally accepted accounting principles.

VALUATION OF INVESTMENTS

      SEI INVESTMENTS - The fair value of the
participation units in SEI investments is based on the quoted redemption value of the units from SEI Trust
Company on the last business day of the year.


      EMPLOYER COMMON STOCK FUND - The fund consists of the Employer's common stock which is valued at the last reported sale price as reported on the National
Market System by the National Association of
Securities Dealers. During the year ended December 31,
1994, substantially all of the purchases of this stock for the Plan were made from the Employer, valued at fair value as of the time of purchase.

<PAGE 8>

3. CONTRIBUTIONS AND INVESTMENT PROGRAMS:

Participants may elect to defer, subject to certain limitations, from 1 percent to 15 percent of annual compensation as contributions to the Plan. The
Employer makes matching contributions to the Plan of 100 percent of each contributing participant's deferred contribution, but no more than 2.5 percent of each participants' salary. The Plan permits the Board of the Employer to authorize optional contributions allocated to participants based on salary. During each of the years ended December 31, 1995 and 1994, the Board authorized an optional profit sharing contribution of 1.5 percent of salary for all participants, except those participants who also participate in the Employer's Cash Balance Plan, the Retirement Plan for Employees of Poe & Brown, Inc., who will receive a profit sharing contribution of 1 percent of salary.

INVESTMENTS

As of December 31, 1995 and 1994, contributions to the Plan are invested in one or more of eight separate investment funds at the direction of each participant.
The funds are (1) SEI Balanced Fund, (2) SEI Bond
Index Fund, (3) SEI Capital Appreciation Fund, (4) SEI
Core International Equity Fund, (5) SEI S&P 500 Index
Fund, (6) SEI Small Cap Growth Fund, (7) SEI Stable
Asset Fund, and (8) Employer Common Stock Fund.

INVESTMENT INCOME AND EXPENSES

Each participant's account shall be allocated the investment income and expenses of each fund based on the value of each participant's account invested in each fund, in proportion to the total value of all accounts in each fund, taking into account any contributions to or distributions from the participant's account.
General expenses of the Plan not attributable to any particular fund shall be allocated among participants' accounts in proportion to the value of each account, taking into consideration the participant's contributions and distributions.

PARTICIPANT LOANS

A participant may, with the approval of the Committee, borrow from his own account only when the number of existing loans outstanding is less than five. The minimum amount a participant may borrow is $500. The maximum amount that a participant may borrow is the lesser of 50 percent of the participant's vested balance or $50,000. Loans, which are repayable monthly over periods generally up to five years, are collateralized by notes and by a security interest in the borrower's vested account balance. The loans bear interest at the rate of prime plus 1 percent, determined at the time the loan is approved.

4. SEI STABLE ASSET FUND:

The average yield on the SEI Stable Asset Fund during the years ended December 31, 1995 and 1994, was approximately 6.4 percent and 6 percent, respectively.
The crediting interest rate was approximately 6.3 percent and 6 percent as of December 31, 1995 and 1994, respectively. As of December 31, 1995 and 1994, the fair value of the SEI Stable Asset Fund approximated its contract value.


<PAGE 9>

5.  FEDERAL INCOME TAX STATUS:

The Plan obtained its latest determination letter on February 26, 1996, in which the Internal Revenue
Service stated that the Plan was in compliance with the applicable sections of the Internal Revenue Code.


<PAGE 10>


                                                         SCHEDULE I

      POE & BROWN, INC. EMPLOYEES' SAVINGS PLAN AND TRUST AGREEMENT
                    SCHEDULE OF ASSETS HELD FOR INVESTMENT
                           AS OF DECEMBER 31,1995





           Identity and Description of Issues            Cost       Fair Value
______________________________________________           ____       __________
SEI Balanced Fund (stock and bond investments)       $4,925,299     $5,250,137
SEI Bond Index Fund (bond investments)                    2,123          2,142
SEI Capital Appreciation Fund (stock investments)     6,914,385      6,955,384
SEI Core International Equity Fund (foreign
  stock investments)                                    422,269        421,485
SEI S&P 500 Index Fund (stock investments)              144,571        145,697
SEI Stable Asset Fund (guaranteed investment
  contracts)                                          5,084,286      5,084,286
SEI Small Cap Growth Fund (small company
  stock investment)                                   1,998,231      2,123,099
Poe & Brown, Inc. common stock (employer
  stock investment)                                   2,983,410      3,856,819
SEI Prime Obligation Fund (bearing interest
  at 4 percent)                                          54,146         54,146
Participant loans (bearing interest at rates
  ranging between 7 percent and 11 percent)           1,432,315      1,432,315
                                                     __________      _________

                                                    $23,912,303    $25,325,510
                                                    ===========    ===========

The preceding notes are an integral part of this schedule.


<PAGE 11>

                                              SCHEDULE II

     POE & BROWN, INC. EMPLOYEES' SAVINGS PLAN AND TRUST AGREEMENT

                     SCHEDULE OF REPORTABLE TRANSACTION

                    FOR THE YEAR ENDED DECEMBER 31, 1995



Identity of                                            Fair Value
Party Involved/                                       of Asset on      Realized
Description of        Purchase   Selling   Cost of    Transaction       Gain/
  Assets               Price      Price     Assets        Date         (Loss)
_______________       _______   ________   _______    ___________     ________

SEI Balanced Fund    $1,278,982  $   -     $1,278,982   $1,278,982      $  -
SEI Small Cap Growth
  Fund                1,350,366      -      1,350,366    1,350,366         -
SEI Capital
  Appreciation Fund   2,190,466      -      2,190,466    2,190,466         -
SEI Prime Obligation
  Fund                2,063,988      -      2,063,988    2,063,988         -
SEI Stable Asset
  Fund                1,536,999      -      1,536,999    1,536,999         -
Poe & Brown, Inc.
  common stock        1,143,196      -      1,143,196    1,143,196         -
SEI Balanced Fund        -      755,925       905,900      755,925   (149,975)
SEI Small Cap Growth
  Fund                   -      115,031       175,283      115,031    (60,252)
SEI Capital
  Appreciation Fund      -      798,474       961,069      798,474   (162,595)
SEI Prime Obligation
  Fund                   -    2,221,333     2,221,333    2,221,333         -
SEI Stable Asset Fund    -    2,180,682     2,180,682    2,180,682         -
Poe & Brown, Inc.
  common stock           -      696,350       561,427      696,350    134,923

      The preceding notes are an integral part of this schedule.


<PAGE 12>

Pursuant to the requirements of the Securities Exchange
Act of 1934, the Trustee and other persons who administer the Plan have duly caused this annual report to be signed by the undersigned thereunto duly authorized.

                         POE & BROWN, INC.
                         EMPLOYEES' SAVINGS PLAN AND
                         TRUST AGREEMENT


                        By:   POE & BROWN, INC.


                        By: /s/ James A. Orchard
                           ___________________________

                           James A. Orchard
                           Vice President, Chief Financial Officer
                           and Treasuer

<PAGE 13>

CONSENT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS



As independent public accountants, we hereby consent to the incorporation by reference of our report included in this Form 11-K, into the Company's previously filed Registration Statement
File No. 331900, dated November 27, 1985, as amended by Post Amendment No. 1 dated December 2,
1992.


Arthur Andersen LLP
Orlando, Florida,
     June 19, 1996